Exhibit (a)(1)(B)

September 28, 2009
To: Intel Employees Eligible for the Stock Option Exchange Program
The Intel Stock Option Exchange Program started today, and because you are scheduled to be on a leave of absence during the exchange window (also called the tender offer period), you have a number of ways to participate in the program. Included in this packet is information you will need to make your decision on each of your eligible grants. It is important that you read this letter in its entirety and also the materials included in this package. They provide key information on how to make and submit your decisions and how your election will be processed.
Exchange Window Timeline
Your decision must be submitted, received and confirmed before the exchange window closes, currently scheduled to end on Oct. 30, 2009 at 8 p.m., US Pacific time. Regardless of the method you choose to participate, the deadline to submit and receive your decision will be the same date and no individual exceptions can be made for missing the deadline. In the unlikely event the exchange window is extended, your election must be received before the new deadline. We encourage you to confirm the deadline by accessing Computershare’s web tool or by calling the Computershare call center.
How You Can Make, Change or Withdraw Your Election
My Option Exchange tool on Circuit: If you have access to Intel’s network, the easiest way for you to make your election is electronically through the My Option Exchange tool available on the Circuit home page. The tool shows all of your eligible stock options and the exchange ratios. This is the preferred method if you have access to Intel’s network.
Computershare election methods: If you cannot access Intel’s network, you can make your election through Computershare. However, if you begin the process using Intel’s My Option Exchange tool, we prefer that you complete the process this way. Likewise, if you begin the process using Computershare, we prefer that you complete the process using Computershare. Finally, if you use more than one of the three Computershare election methods listed below, the last election received by Computershare will be the one that is registered. It is your responsibility to ensure the last election you intended is the one that’s registered in the system.
You can make your election using one of three safe and secure methods available through Computershare as described below.
1) Election via the web:
If you have access to the Internet through any computer, you can make your election using Computershare’s web-based election tool. You will need your User ID, provided in the attached personal election/withdrawal form, and your PIN which will be mailed to you in a separate letter. Follow these steps:
Step 1: Log on to http://www.participantchoice.com/tenderoffer/Intel
Step 2: Enter your User ID
Step 3: Enter your PIN and click “Submit”
Step 4: Follow the onscreen instructions to register and submit your election

2) Election via telephone:
If you do not have access to the Internet, you can make your election through Computershare’s call center. You will need to give the call center representative your name and personal validation information. Once you are validated, the call center representative will ask you to confirm that you have reviewed and accept the Agreement to the Terms of Elections outlined in your personal election/withdrawal form contained in this package. If you accept, the representative will enter the tool and register your election according to your instructions. To make your election this way, call 1-866-680-3582 (US).
Call center hours are:
•	5 a.m. – 4 p.m. US Pacific time Sept. 28 through Oct. 16.
•	5 a.m. – 8 p.m. US Pacific time Oct. 19 through Oct. 30.
3) Election via Mail:
If you do not have access to the Internet, you may also make your election by mailing the enclosed personal election/withdrawal form. You must complete, sign and date a copy of the election form and return it to Computershare by the deadline. You may use the pre-addressed return envelope included with this packet. If you do not have the envelope that was included with this packet, you may send your response to the address below. Your election form must be received before the exchange window closes, so you must mail the form early enough to ensure adequate mail time. We also encourage you to follow up with the Computershare call center, at the phone number listed above, to confirm receipt of your form.
Mailing Address:

COMPUTERSHARE
PO BOX 43078
PROVIDENCE, RI 02940-3078
Exchange Ratios
The exchange ratios included in this packet are preliminary and may change. The ratios will be finalized about 10 business days before the exchange window closes. You can access Computershare’s web tool or contact the call center any time within that last 10 days of the exchange window to obtain the most current exchange ratios. In addition, when the ratios are final, we will file a Schedule TO-IA with the U.S. Securities and Exchange Commission (SEC). You can view the filing on www.intc.com/sec/cfm. You can also sign up to receive email alerts of SEC filings through the same website.
If You Need Assistance
If you have questions or need assistance during the stock option exchange window, you can contact a Computershare call center representative at 1-866-680-3582 (US). The Computershare call center representative may not be authorized to answer some questions. In that case, you will be referred to an Intel contact center representative, and you should identify yourself as an employee on a leave of absence and a “manual process participant.” This will allow them to better serve you.
Documents Enclosed
Enclosed with this letter you will find:
•	Offer to Exchange document filed with the U.S. SEC

•	Stock exchange brochure

•	Employee Q&A

•	Personal election/withdrawal form (this form contains the Agreement to the Terms of Elections, which is necessary for making elections through Computershare’s call center)
Thank you for your attention to this important information on Intel’s Stock Option Exchange Program.
The Intel Stock Option Exchange Team
Stock.Exchange.Admin@Intel.com